EXHIBIT 99(c)

                            [CAPITAL BANK LETTERHEAD]

                                    ___, 1998

Dear Shareholder:

     We cordially invite you to attend a Special Meeting of the Shareholders of Capital Bank, National Association ("Capital") to be held on , 1998 at : .m., local time, at . At the Special Meeting, shareholders will be asked to approve the merger of Capital with and into and FCNB Bank (the "Merger"), the wholly owned subsidiary of FCNB Corp, pursuant to an agreement dated June 23, 1998 (the "Agreement"). FCNB Corp is a bank holding company which had total assets and shareholders' equity of approximately $1.02 billion and $81 million, respectively, as of June 30, 1998.

     In connection with the Merger, each outstanding share of Capital common stock will be converted into the number of shares of FCNB common stock determined by dividing $40.00 by the value of a share of FCNB common stock as determined under the Agreement, subject to certain adjustments that are described in the enclosed Proxy Statement and Prospectus. The Agreement sets forth a minimum conversion ratio of 1.5199 shares and a maximum conversion ratio of 1.8576 shares of FCNB common stock for each share of Capital common stock. If the value of a share of FCNB common stock as determined under the Agreement is less than approximately $21.53 or greater than approximately $26.32, each share of Capital common stock would be converted at the maximum or minimum conversion ratio, as appropriate.

     Your Board of Directors has unanimously approved the Merger and believes it to be in the best interests of the shareholders of Capital. Capital has received the opinion of Friedman, Billings, Ramsey & Company, Inc., its financial advisor, that the terms of the Merger are fair, from a financial point of view, to the shareholders of Capital.

     Since the affirmative vote of at least two-thirds of the outstanding common stock at the Special Meeting is required for approval of the Merger, it is especially important that your shares be voted at the Meeting. Regardless of whether you plan to attend the Special Meeting, please sign, date and mail the enclosed proxy in the postage-prepaid envelope provided at your earliest convenience.

                                                            Sincerely,


                                                            Stephen N. Ashman